Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Announces the Passing of Mr. Zohar Zisapel

TEL AVIV, Israel – May 22, 2023 − RADCOM Ltd. (Nasdaq: RDCM) announces with great sadness that Mr. Zohar Zisapel, our co-founder, member of our Board of Directors, and a major shareholder, passed away in Tel Aviv on May 19, 2023.

Zohar, a co-founder of our Company, served as a director since our inception in 1985 and as our Chairman of the Board until September 2015. He was considered a founding father of Israel’s emergence as a technology powerhouse and a pioneer in the Israeli high-tech industry by founding and investing in some of Israel's most cutting-edge technology companies, driving it to its very prominent position in the world. Zohar was also a philanthropist in education, technology, and science and won the Israel Defense Prize.

“It is with great sadness that we announce the passing of our co-founder, director, colleague, and dear friend, Mr. Zohar Zisapel,” said Eyal Harari, RADCOM’s Chief Executive Officer. “Zohar was a visionary leader, a true entrepreneur, a highly valued member of our Board of Directors, and an inspiration to us all. He will be missed not only as a leader and a business colleague but also as a friend and true partner. We will continue to follow Zohar’s vision as we take RADCOM to its next growth stage. We extend our deepest sympathies and heartfelt condolences to Zohar’s family and loved ones.”

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.